Exhibit 12.1
eResearchTechnology, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
     The following table sets forth our ratio of earnings to fixed charges for the period indicated:

						Nine
						Months
						Ended
	Year Ended December 31,					Sept. 30,
	2005	2006	2007	2008	2009	2010
			(dollars in thousands)

Income before income taxes:	$24,372	$13,215	$24,457	$40,125	$17,478	$8,939

Fixed charges:
Interest expense	$25	$10	$106	$28	$1	$195
Estimated interest included in rental expense	1,670	1,845	1,139	1,058	953	778

Total fixed charges	$1,695	$1,855	$1,245	$1,086	$954	$973

Income before income taxes plus fixed charges	$26,067	$15,070	$25,702	$41,211	$18,432	$9,912

Ratio of earnings to fixed charges:	15.38	8.12	20.64	37.95	19.32	10.19